EXHIBIT 12

HASBRO, INC. AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

Fiscal Years Ended in December

(Thousands of Dollars)

	2017	2016	2015	2014	2013
Earnings available for fixed charges:
Earnings before income taxes	$786,150	692,489	603,915	539,988	351,822
Add:
Fixed charges	119,473	114,933	112,319	108,780	120,422
Subtract:
Earnings (losses) from equity investees net of distributed income	23,270	19,240	16,545	(9,178)	(2,386)

Total	$882,353	788,182	732,779	657,946	474,630

Fixed charges:
Interest expense	$98,268	97,405	97,122	93,098	105,585
Rental expense representative of interest factor	21,205	17,528	15,197	15,682	14,837

Total	$119,473	114,933	112,319	108,780	120,422

Ratio of earnings to fixed charges	7.39	6.86	6.52	6.05	3.94